EXHIBIT 99.1

Re: Results of Extraordinary General Meeting

Ramat Gan, Israel – April 7, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company reports that an Extraordinary General Meeting of Shareholders was held on April 7, 2019 at 2 Dov Friedman Street, Ramat Gan, Israel.

The proposal to increase our registered capital, and to amend our articles of association to reflect the increase, was not approved.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Extraordinary General Meeting on February 19, 2019 (and to the Company’s report on Form 6-K on March 6, 2019).

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.